Exhibit 3.2

AMENDMENT NO. 1
TO THE
CERTIFICATE OF DESIGNATIONS,
PREFERENCES, AND RIGHTS
OF THE SERIES E CONVERTIBLE PREFERRED STOCK
OF
IMAGEWARE SYSTEMS, INC.,
A Delaware corporation

Pursuant to Section 228(a) of the
Delaware General Corporation Law

On behalf of ImageWare Systems, Inc., a Delaware corporation (the “Company”), in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), the Company's Board of Directors and the holders of 79 % of the issued and outstanding shares of Company’s Series E Convertible Preferred Stock (the “Series E Preferred”) have duly approved and adopted the following resolution amending the Certificate of Designations, Preferences and Rights of the Series E Convertible Preferred Stock (the “Certificate of Designation”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”):

1.	Section 2(a)(i) of the Certificate of Designation shall be deleted in its entirety and replaced with the following:

(i) The holders of record of shares of Series E Preferred shall be entitled to receive, out of any assets at the time legally available therefore, cumulative dividends at the rate of eight percent (8%) of the stated Liquidation Preference Amount (as defined in Section 4 hereof) per share per annum, commencing on the Issuance Date and payable quarterly in arrears on each of March 31, June 30, September 30 and December 31 (each, a “Dividend Payment Date”), at the option of the Company in cash or through the issuance of shares of Common Stock; provided, however, that the Company may only pay dividends in cash received by the Company from positive cash flows resulting from operations. In the event that the Company elects to pay dividends in shares of Common Stock, the number of shares of Common Stock to be issued to each applicable holder shall be determined by dividing the total dividend then being paid to such holder in shares of Common Stock by the Price Per Share (as defined below) as of the applicable Dividend Payment Date, and rounding up to the nearest whole share.  As used herein, “Price Per Share” means, with respect to a share of Common Stock, (a) if such Common Stock is listed on a national securities exchange in the United States, the three (3) consecutive trading day average of the daily average of the high and low sale prices per share of the Common Stock on such national securities exchange in the United States immediately preceding the relevant date, as published by the Wall Street Journal or other reliable publication, (b) if a public market exists for such shares of Common Stock but such shares are not listed on a national securities exchange in the United States, the three (3) consecutive trading day average of the daily mean between the closing bid and asked quotations in the over-the-counter market for a share of such Common Stock in the United States immediately preceding the relevant Dividend Payment Date, or (c) if such Common Stock is not then listed on a national securities exchange and not traded in the over-the-counter market, the price per share of Common Stock determined in good faith by the Board of Directors of the Company in consultation with the holders of Series E Preferred (the “Dividend Shares”); provided, however, that in the event the Company elects to pay any dividend payable on any such Dividend Payment Date in Dividend Shares, the cumulative dividend rate shall be ten percent (10%) of the stated Liquidation Preference Amount per annum.

2.	Section 2(a)(iii) of the Certificate of Designation shall be deleted in its entirety and replaced with the following:

(iii)    Beginning on July 1, 2017, in the event the Company has paid dividends hereunder in Dividend Shares for four or more consecutive prior quarterly periods, holders of more than fifty percent (50%) of the issued and outstanding shares of Series E Preferred shall have the right to immediately appoint two (2) directors (the “Purchaser Designees”) to the Company’s Board of Directors, subject to approval by the Company’s Board of Directors, which approval shall not be unreasonably withheld or delayed. The Company shall use its best efforts to ensure that the Purchaser Designees continue to be elected to the Board of Directors for so long as the holders exercising the right under this Section 2(a)(iii) beneficially own at least fifty percent (50%) of the Company’s issued and outstanding shares of Series E Preferred, calculated as of the Issuance Date. In no event will the payment of dividends in Dividend Shares accrued for the quarterly periods ending December 31, 2016 and March 31, 2017 entitle the appointment of the Purchaser Designees to the Company’s Board of Directors.

2.	The defined term “Permitted Indebtedness”, defined in Section 9 of the Certificate of Designation, shall be deleted in its entirety and replaced with the following:

“Permitted Indebtedness” means (x) all indebtedness of the Company now or hereafter outstanding that does not constitute Indebtedness for purposes of this Section 9; (y) any commercial bank loan entered into by the Company after the Issuance Date hereof in an amount not to exceed $2.0 million; and (z) monies borrowed under credit lines of the Company existing on the Issuance Date in an amount not to exceed $6.0 million.

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IN WITNESS WHEREOF, the undersigned have duly signed this Amendment No. 1 to the Certificate of Designation as of this 29th day of December 2016.

ImageWare Systems, Inc

/s/ S. James Miller
By: S. James Miller
Title: Chief Executive Officer and Director